[FRIEDMAN BILLINGS RAMSEY LETTERHEAD]

June 5, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Brigitte Lippmann

Re:	FBR Capital Markets Corporation

Registration Statement on Form S-1

Registration No. 333-141987

Ladies and Gentlemen:

As the Representative of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of the issuer that the effective date of the Registration Statement be accelerated so that the same may become effective Thursday, June 7, 2007 at 4:00 p.m., Eastern Time, or as soon thereafter as may be practicable.

The undersigned confirm that they and any participating dealers have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-captioned public offering.

The undersigned also wish to advise you that the following distribution was made of the Preliminary Prospectus dated May 21, 2007:

35 copies to 7 prospective underwriters;

0 copies to 0 prospective dealers;

5512 copies to 5512 institutional investors; and

1192 copies to others (including institutions, statistical services and individuals).

The distribution of the Preliminary Prospectus set forth above occurred during the period from May 21, 2007 through June 4, 2007.

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC. as Representative of the several underwriters

By:	/s/ James R. Kleeblatt
Name:	James R. Kleeblatt
Title:	Executive Vice President, Syndicate